U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period ended: March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:_______________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

United Heritage Corporation
Full Name of Registrant

N/A
Former Name if Applicable

405 North Marienfeld, Suite 200
Address of Principal Executive Office (Street and Number)

Midland, Texas 79701
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

On June 16, 2006, United Heritage Corporation announced that it had received an engineering report from an independent consulting firm for the purpose of estimating proved reserves and future net revenue from oil and gas reserves for the fiscal year ended March 31, 2006 and that, based on that evaluation, its previously issued financial statements for the fiscal years ended March 31, 2005, March 31, 2004, March 31, 2003 and March 31, 2002 could not be relied upon because the reserves designated as “proved” were incorrectly stated. Based on its internal review, United Heritage Corporation has determined that it will restate its financial statements so that the financial information included in its Annual Report on Form 10-KSB will be accurate. The need to restate the financial statements has created the need for additional time. United Heritage Corporation hopes to file the Annual Report on Form 10-KSB on or before July 14, 2006, but no assurance can be given that the filing will be made by that date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

C. Scott Wilson	432	686-2618
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒  Yes ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

United Heritage Corporation
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2006

/s/ C. Scott Wilson
C. Scott Wilson, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ATTACHMENT TO NOTIFICATION OF LATE FILING
UNITED HERITAGE CORPORATION
FORM 10-KSB FOR THE PERIOD ENDED MARCH 31, 2006

It is anticipated that the Balance Sheet, Statement of Operations, Changes in Shareholders’ Equity, Statements of Cash Flow and the footnotes for the fiscal year ended March 31, 2006 will significantly change from the amounts presented in the Form 10-KSB for the fiscal year ended March 31, 2005. The revision of these amounts is the result of the previously announced downward revision of reserves. Due to time constraints caused by the work required by the restatements of the financial statements, United Heritage Corporation is unable to reasonably estimate these amounts at this time.